Exhibit 99.1

Linkage Global Inc Announces First Half 2024 Financial Results

TOKYO, Japan, September 11, 2024 (GLOBE NEWSWIRE) -- Linkage Global Inc (“Linkage Cayman”, or the “Company”), a cross-border e-commerce integrated services provider headquartered in Japan, today announced its unaudited financial results for the six months ended March 31, 2024.

First Half 2024 Financial Highlights

●	Net revenues were USD4.80 million for the six months ended March 31, 2024, compared to net revenues of USD9.03 million for the same period of 2023.

●	Gross profit decreased by 64% to USD0.71 million for the six months ended March 31, 2024 from USD1.95 million for the same period of 2023. Gross margin was 14.77% for the six months ended March 31, 2024, compared to 21.55% for the same period of 2023.

●	Loss from operations was USD0.91 million for the six months ended March 31, 2024, compared to income from operations of USD0.87 million for the same period of 2023.

●	Net loss was USD0.90 million for the six months ended March 31, 2024, compared to net income of USD0.55 million for the same period of 2023.

First Half 2024 Financial Results

Revenues

Total revenues decreased by approximately USD4.23 million, or 47%, from approximately USD9.03 million for the six months ended March 31, 2023 to approximately USD4.80 million for the six months ended March 31, 2024.

Revenues from cross-border sales decreased by approximately USD2.18 million, or 34%, from approximately USD6.41 million for the six months ended March 31, 2023 to approximately USD4.23 million for the six months ended March 31, 2024. EXTEND CO., LTD, a Japanese corporation and a subsidiary of the Company, contributed to approximately USD3.50 million, or 73% of the Company’s total revenues, a decrease of 36% for the six months ended March 31, 2024 compared to the same period in 2023. The decrease in cross-border sales was mainly due to the following reasons: (i) China has tightened the inspection policy for goods imported from Japan, which resulted in more goods held up by China customs authorities for two to three months, leading to a decrease in exports to China, and (ii) the depreciation of the Japanese yen against U.S. dollars. The average exchange rate for the six months ended March 31, 2024 and 2023 was at $1=¥148.1735 and $1=¥136.8638, respectively, representing a decrease of 8.26%.

Revenues from integrated e-commerce services decreased by approximately USD2.05 million, or 78%, from approximately USD2.62 million for the six months ended March 31, 2023 to approximately USD0.57 million for the six months ended March 31, 2024, which was mainly due to a decrease in digital marketing services provided. HQT NETWORK CO., LIMITED, a subsidiary of the Company, acts as an authorized agent of Google for digital marketing services. In the six months ended March 31, 2024, Google imposed more stringent criteria for incentives, resulting in reduced amount of incentives. For instance, since 2023, Google stopped providing incentives for qualifying spends made by existing cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training and software support services and other cross-border e-commerce sellers and suppliers (collectively, the “Merchants”) , and only qualifying spends from new Merchants are counted when calculating incentives. Therefore, revenues from digital marketing services decreased by approximately USD2.13 million, or 94%, from approximately USD2.26 million for the six months ended March 31, 2023 to approximately USD0.13 million for the six months ended March 31, 2024.

In response to the change of Google’s policies, we entered into an advertisement publishing agreement with Huntmobi Holdings Limited, an online advertising agency based in China, for the deployment of ads on certain media or marketing platforms through Huntmobi Holdings Limited, including but not limited to TikTok and Facebook, and we also focused on the growth of other e-commerce related services. Revenues generated from training and consulting services increased by USD0.08 million, or 24%, from approximately USD0.35 million for the six months ended March 31, 2023 to approximately USD0.43 million for the six months ended March 31, 2024.

Cost of Revenues

Cost of revenues decreased by USD3 million, or 42%, from approximately USD7.09 million for the six months ended March 31, 2023 to approximately USD4.09 million for the six months ended March 31, 2024, primarily attributable to a decrease of cost of revenue for cross-border sales and digital marketing services, which is in line with the decrease of sales.

Gross Profit

Gross profit decreased to USD0.71 million for the six months ended March 31, 2024 from USD1.95 million for the same period of 2023, primarily attributable to the decrease of integrated e-commerce services mainly resulting from reduced incentives and more stringent incentive policies of Google. Gross margin was 14.77 % for the six months ended March 31, 2024 compared to 21.55 % for the same period of 2023.

Operating Expenses

Operating expenses increased by USD0.54 million, or 50%, from USD1.08 million for the six months ended March 31, 2023 to USD1.62 million for the six months ended March 31, 2024.

General and administrative expenses increased by USD0.40 million, or 58%, from USD0.69 million for the six months ended March 31, 2023 to approximately USD1.10 million for the six months ended March 31, 2024. This increase was primarily attributable to an increase of USD0.27 million in professional fees since its initial public offering, and an increase of USD0.18 million in bad debt allowance of accounts receivable.

Selling and marketing expenses decreased by USD0.06 million, or 22%, from USD0.29 million for the six months ended March 31, 2023 to approximately USD0.23 million for the six months ended March 31, 2024. This increase was primarily attributable to a decrease of freight expenses and salaries due to the decrease in sales.

Research and development expenses remained stable and was USD0.29 million and USD0.30 million for the six months ended March 31, 2023 and 2024, respectively.

Gain from disposal of property and equipment was USD1.97 million and nil for the six months ended March 31, 2023 and 2024, respectively.

Profit/ (loss) from operations

Loss from operations was USD0.91 million for the six months ended March 31, 2024, compared to profit from operations of USD0.87million for the same period of 2023.

Other expenses, net

Other expenses decreased to USD59,728 for the six months ended March 31, 2024 from USD60,073 for the same period of 2023, which was mainly attributable to (i) a decrease of USD22,526 in interest expenses due to a decrease in bank borrowings; and (ii) a decrease of USD27,038 in COVID-19 related government subsidies.

Income tax (provision)/benefit

The Company had an income tax benefit of USD0.08 million for the six months ended March 31, 2024, and incurred income tax provision of USD0.25 million for the same period of 2023, which was primarily attributable to net loss for the six months ended March 31, 2024.

Net (loss)/ income

Net loss was USD0.96 million for the six months ended March 31, 2024, compared to net income of USD0.55 million for the same period of 2023.

About Linkage Global Inc

Linkage Global Inc is a holding company incorporated in the Cayman Islands with no operations of its own. Linkage Cayman conducts its operations through its operating subsidiaries in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through its operating subsidiaries, the Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. For more information, please visit www.linkagecc.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wealthfsllc.com
Tel: +86 1381 185 7742

Linkage Global Inc
CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	September 30, 2023	March 31, 2024
	USD	USD
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,107,480	1,483,720
Accounts receivable, net	2,011,047	2,874,998
Deferred offering costs	1,076,253	-
Inventories, net	679,732	138,012
Prepaid expenses and other current assets, net	4,771,460	8,877,509
Total current assets	9,645,972	13,374,239

Non-current assets
Property and equipment, net	158,642	119,207
Deferred tax assets	149,129	191,004
Right-of-use assets, net	624,945	661,799
Other non-current assets	54,825	55,399
Total non-current assets	987,541	1,027,409
TOTAL ASSETS	10,633,513	14,401,648

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	-	98,532
Current portion of long-term debts	535,226	533,244
Accounts payable	1,142,667	822,039
Contract liabilities	530,488	853,417
Amounts due to related parties	1,413,604	1,948,959
Income tax payable	581,235	1,481,629
Accrued expenses and other current liabilities	309,986	304,799
Lease liabilities-current	187,214	174,777
Total current liabilities	4,700,420	6,217,396

Non-current liabilities
Long-term debts	1,996,326	939,926
Lease liabilities-noncurrent	439,854	496,048
Total non-current liabilities	2,436,180	1,435,974
Total liabilities	7,136,600	7,653,370

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value of US$0.00025 per share; 200,000,000 ordinary shares authorized as of September 30, 2023 and March 31, 2024, respectively; 20,000,000 and 21,500,000 ordinary shares issued and outstanding as of September 30, 2023 and March 31, 2024, respectively)	5,000	5,375
Additional paid in capital	1,549,913	6,367,921
Statutory reserve	11,348	19,214
Retained earnings	2,052,553	1,146,573
Accumulated other comprehensive loss	(121,901)	(790,805)
Total shareholders’ equity	3,496,913	6,748,278
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,633,513	14,401,648

Linkage Global Inc
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2023	2024
	USD	USD
	(Unaudited)
Revenues	9,031,327	4,798,363
Cost of revenues	(7,085,228)	(4,089,486)
Gross profit	1,946,099	708,877

Operating expenses
Selling and marketing expenses	(294,240)	(228,956)
General and administrative expenses	(694,449)	(1,097,010)
Research and development expenses	(287,971)	(297,811)
Gain from disposal of property and equipment	196,503	-
Total operating expenses	(1,080,157)	(1,623,777)
Operating profit/(loss)	865,942	(914,900)

Other (expenses)/income
Investment loss	(4,857)	-
Interest expenses, net	(83,252)	(60,726)
Others, net	28,036	998
Total other expenses, net	(60,073)	(59,728)

Income/(loss) before income taxes	805,869	(974,628)
Income tax (provision)/benefit	(251,042)	76,514
Net income/(loss)	554,827	(898,114)

Net income/(loss)	554,827	(898,114)

Foreign currency translation adjustment	16,351	(668,904)
Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders	571,178	(1,567,018)

Earnings/(loss) per ordinary share attributable to ordinary shareholders
Basic and Diluted	0.03	(0.04)
Weighted average number of ordinary shares outstanding
Basic and Diluted	20,000,000	20,848,901

5